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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                              SmarTire Systems Inc.
                    ----------------------------------------
                                (Name of Issuer)


                                  Common Stock
                             ----------------------
                         (Title of Class of Securities)

                                   831913 10 8
                              ---------------------
                                 (CUSIP Number)

                                  May 14, 1998
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-(c)
[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 Pages

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


                                       13G
CUSIP NO. 831913 10 8                                          PAGE 2 OF 6 PAGES

  (1)         Name of Reporting Persons
              I.R.S. Identification Nos. of Above Persons

              TRW Inc. ("TRW")
              I.R.S. No. 34-0575430

  (2)         Check the Appropriate Box if a Member of a Group

              (a) [   ]
              (b) [   ]

  (3)         SEC USE ONLY

  (4)         Citizenship or Place of Organization

              Ohio


NUMBER OF         (5) Sole Voting Power                       1,800,000  (a)
                                                       ----------------
SHARES
BENEFICIALLY      (6) Shared Voting Power                             0
                                                       ----------------
OWNED BY
EACH              (7) Sole Dispositive Power                  1,800,000  (a) (b)
                                                       ----------------
REPORTING
PERSON            (8) Shared Dispositive Power                        0
                                                       ----------------
WITH

  (9)         Aggregate Amount Beneficially Owned by Each Reporting Person        1,800,000  (a)
                                                                                -----------

 (10)         Check if the Aggregate Amount in Row (9) Excludes Certain Shares ____

 (11)         Percent of Class Represented by Amount in Row (9)          19.2%
                                                                --------------

 (12)         Type of Reporting Person              CO
                                           -----------------

---------------

(a) Includes 900,000 shares of Common Stock acquired by TRW Inc. on May 14, 1998, pursuant to a Private Placement Subscription Agreement, dated April 20, 1998, and 900,000 shares of Common Stock which TRW Inc. has the right to acquire pursuant to Warrant Certificate No. 1, issued to TRW Inc. on April 20, 1998, at a price of $4.00 US per share if exercised on or before April 20, 1999, and at a price of $4.60 US per share if exercised after April 20, 1999 but on or before April 20, 2000.
(b) Pursuant to the Subscription Agreement, TRW Inc. acknowledged that it is required to hold the shares acquired by it, and any shares acquired pursuant to the exercise of warrants, until August 20, 1998.




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                                                               PAGE 3 OF 6 PAGES

ITEM 1(a).    NAME OF ISSUER:

              SmarTire Systems Inc.

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              13151 Vanier Place, Suite 150
              Richmond, British Columbia
              Canada  V6V 2J1

ITEM 2(a).    NAME OF PERSON FILING:

              TRW Inc.

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

              1900 Richmond Road
              Cleveland, Ohio 44124

ITEM 2(c).    CITIZENSHIP:

              Ohio

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              Common Stock of SmarTire Systems Inc.

ITEM 2(e).    CUSIP NUMBER:

              831913 10 8

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:


              (a) [ ] Broker or Dealer registered under Section 15 of the Act

              (b) [ ] Bank as defined in section 3(a)(6) of the Act

              (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

              (d) [ ] Investment Company registered under section 8
                  of the Investment Company Act

              (e) [ ] Investment Adviser registered under section
                  203 of the Investment Advisers Act of 1940

              (f) [ ] Employee Benefit Plan, Pension Fund which is
                  subject to the provisions of the Employee
                  Retirement Income Security Act of 1974 or
                  Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

              (g) [ ] Parent Holding Company, in accordance with
                  section 240.13d-1(b)(ii)(G) (Note: See Item 7)

              (h) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)


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
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                                                               PAGE 4 OF 6 PAGES

ITEM 4.    OWNERSHIP:
           (a)   Amount Beneficially Owned:

                 1,800,000

           (b)   Percent of Class:

                 19.2%

           (c)   Number of shares as to which such person has:

                 (i)      sole power to vote or to direct the vote:   1,800,000 (a)

                 (ii)     shared power to vote or to direct the vote:   0

                 (iii)    sole power to dispose or to direct the disposition of:   1,800,000 (a) (b)

                 (iv)     shared power to dispose or to direct the disposition of:   0

---------------

(a) Includes 900,000 shares of Common Stock acquired by TRW Inc. pursuant to a Private Placement Subscription Agreement, dated April 20, 1998, and 900,000 shares of Common Stock which TRW Inc. has the right to acquire pursuant to Warrant Certificate No. 1, issued to TRW Inc. on April 20, 1998, at a price of $4.00 US per share if exercised on or before April 20, 1999, and at a price of $4.60 US per share if exercised after April 20, 1999 but on or before April 20, 2000.
(b) Pursuant to the Subscription Agreement, TRW Inc. acknowledged that it is required to hold the shares acquired by it, and any shares acquired pursuant to the exercise of warrants, until August 20, 1998.



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                                                               PAGE 5 OF 6 PAGES






ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP:

           Not applicable.

ITEM 10.   CERTIFICATION:

           "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

                                                               PAGE 6 OF 6 PAGES





                                   Signatures
                                   ----------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   July 10, 1998                    TRW Inc.



                                         By:       /s/ Ronald D. Sugar
                                             ------------------------------
                                                  Ronald D. Sugar
                                                  Executive Vice President